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                              August 29, 2022

       Matthew Fernand
       Chief Legal Officer
       Seritage Growth Properties
       500 Fifth Avenue, Suite 1530
       New York, NY 10110

                                                        Re: Seritage Growth
Properties
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 26,
2022
                                                            File No. 001-37420

       Dear Mr. Fernand:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Estimated Shareholder Distributions, page 68

   1. We note your revised disclosure regarding the recent macro-economic headwinds that cause the company to
believe it is unlikely that the net proceeds distributed to the shareholders from the
plan of sale will fall within the upper portion of the Estimated Total
                                                        Shareholder
Distributions Range. We also note that the Estimated Total Shareholder
                                                        Distributions Range
does not reflect the costs and liabilities relating to the August 9, 2022 settlement. Please
disclose whether any material changes in Seritage   s operations,
                                                        performance or in any
of the assumptions and estimates upon which the company based its Estimated Total
Shareholder Distributions Range have occurred since the range was determined or that are
anticipated to occur before the shareholder meeting. If material changes have occurred
or are anticipated to occur, please disclose what consideration, if any, the Special
Committee and/or the Board have given to updating the Estimated Total
                                                        Shareholder
Distributions Range.
 Matthew Fernand
Seritage Growth Properties
August 29, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                          Sincerely,
FirstName LastNameMatthew Fernand
                                                          Division of
Corporation Finance
Comapany NameSeritage Growth Properties
                                                          Office of Real Estate
& Construction
August 29, 2022 Page 2
cc:       Philip Richter, Esq.
FirstName LastName